Exhibit 77(c)

                       FOR PILGRIM INVESTMENT FUNDS, INC.
                                  on behalf of
                              Pilgrim MagnaCap Fund
                             Pilgrim High Yield Fund


                MATTERS SUBMITTED TO A VOTE OF SECURITY HOLDERS

A Special Meeting of Shareholders of Pilgrim Investment Funds, Inc. ("PIF") was held on August 18, 2000, for the purpose of:

(1)(i) approving a new Investment Management Agreement between PIF, on behalf of Pilgrim MagnaCap Fund, and ING Pilgrim Investments, LLC ("ING Pilgrim Investments"); and

(1)(ii) approving a new Investment Management Agreement between PIF, on behalf of Pilgrim High Yield Fund, and ING Pilgrim Investments.